Via EDGAR and FedEx

March 3, 2014

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Austin Stephenson, Office of Mergers and Acquisitions
Daniel F. Duchovny, Office of Mergers and Acquisitions

Re:	National Interstate Corporation
Schedule 14D-9
Filed February 19, 2014
File No. 005-80324

Dear Messrs. Stephenson and Duchovny:

On behalf of National Interstate Corporation (the “Company”), we are writing to respond to the comments raised in the letter, dated February 27, 2014, from the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Schedule 14D-9 filed with the Commission on February 19, 2014 (the “Schedule 14D-9”). The Company’s responses below correspond to the captions and numbers of those comments, which are reproduced below in italics. In response to your comments and to reflect the latest developments, the Company has amended the Schedule 14D-9, as appropriate, and filed a marked copy of the amended Schedule 14D-9 with the Commission. Capitalized terms used in this letter but not otherwise defined herein have the meanings assigned to them in the Schedule 14D-9. In response to certain comments, we are providing the requested materials to you supplementally.

Schedule 14D-9

Item 2.(b), page 1

1.	We note the paragraph in this section disclaiming responsibility for the accuracy and completeness of certain information. Please note that you are responsible for the accuracy and completeness of disclosure included in your filing. Accordingly, please delete the statements disclaiming responsibility.

In response to your comment, the Company has amended the Schedule 14D-9 to delete such statements.

Item 3, page 1

2.	We note you have referred security holders to other filings relating to this Item. Please tell us why you have not included the substantive disclosure in the document disseminated to security holders. Refer to general instruction D to Schedule 14D-9. In this respect, please tell us why you believe the current disclosure not to be incomplete.

In the Schedule 14D-9, the Company incorporates certain information from the 2013 Proxy Statement and the Purchaser’s tender offer materials. As permitted by General Instruction D of Schedule 14D-9, such information is incorporated by reference as it has previously been filed with the Commission electronically on EDGAR. In addition, both the 2013 Proxy Statement and the Purchaser’s tender offer materials have been mailed to the Company’s shareholders. As the Company’s shareholders are in possession of such information and such information is readily publicly available, the current disclosure in the Schedule 14D-9 is not incomplete.

Item 4.

Solicitation or Recommendation, page 2

3.	In your disclosure of the recommendation in this section, please prominently disclose that the recommendation was reached by vote in favor of 6 out of the 10 directors of National’s board of directors. Please further highlight the fact that of these 6 directors voting in favor of the recommendation, at least 5 are or have been affiliates of the purchaser, GAIC.

In response to your comment, the Company has revised the Schedule 14D-9 to disclose that the decision to express no opinion on the offer and to remain neutral with respect to the offer was reached based on a vote of six of the ten directors of the Company, with five of such six directors being affiliated with the Purchaser and/or AFG.

Background of the Offer, pages 3-7

4.	Please advise us supplementally as to the significance of the events you describe in this section relating to a proxy contest between February and May of 2013. These events do not appear to be immediately relevant to the offer on which you are making a recommendation in the filing.

Item 1005(d) of Regulation M-A requires a description of any material agreement, arrangement or understanding and any actual or potential conflict of interest between the filing person (that is, the Company) and its executive officers, directors or affiliates. Accordingly, the Company believes that the events related to the proxy contest are relevant to the offer as they reflect the contacts and the understandings reached by the Company with one of the Company’s directors. In addition, Mr. Alan R. Spachman’s nomination of his son in opposition to the Company’s board slate could also be construed as a potential conflict of interest, also required to be disclosed by Regulation M-A.

5.	We note your disclosure for February 7, 2014. Revise to disclose why the board of directors voted against forming a special committee and why Mr. Schiavone abstained from the vote to instruct management to identify a financial advisor. Similarly, in the entry for February 10, 2014, explain why Mr. Schiavone and both Mr. Spachmans abstained from the vote to retain Duff & Phelps.

Individual directors’ subjective reasons for voting in a particular way are not known to the Company. None of Messrs. Joel Schiavone, Alan R. Spachman or Michael A. Spachman voiced their reasons for the abstention or their votes on the proposals referred to in your comments at the applicable board meetings. Consequently, any additional responsive disclosure would be mere speculation on the part of the Company as to the individual directors’ subjective states of mind, and any such additional disclosure would be for that reason inherently misleading to the Company’s shareholders.

6.	We note your disclosure that on February 14, 2014, Mr. Alan Spachman, a director of the company, requested that independent directors be authorized to retain their own independent legal and financial advisors, and that counsel for the company indicated such a request “could be premature at the time of the request, and no further action was taken.” Please clarify this disclosure and explain in further detail the reasons for denying the request by Mr. Spachman. Please specifically address why the request was premature when, in regard to the tender offer by GAIC, the board was already conflicted and had been conflicted for some time prior to the request.

Please see the additional disclosure included in the amended Schedule 14D-9. In further response to your comment, please note that neither the Company nor the board of directors at any time definitively denied Mr. Alan R. Spachman’s request for separate counsel, and that, in any case, Mr. Spachman’s subsequent retention of his own counsel rendered the question moot for present purposes. Further, the Company has advised us that the board of directors has at no time made any affirmative determination that Mr. Spachman in fact is an independent director for purposes of the NASDAQ Listing Rule 5605 or otherwise. In addition, neither the Company’s articles of incorporation, code of regulations, nor applicable Ohio law imposes upon the Company any obligation to provide counsel to individual directors upon their request at the Company’s expense in the presence of alleged conflicts of interest relating to a matter before the board, such a determination being solely in the discretion of the board of directors.

7.	Please revise the first February 17, 2014 entry to describe the “additional financial information” provided by Purchaser to the company and provide us supplementally with a copy of such information.

Please see the Purchaser’s Schedule TO-A filed with the Commission on February 21, 2014 (the “Schedule TO-A”), including the section titled “Position of AFG and Purchaser Regarding Fairness of the Offer” of the Amended and Restated Offer to Purchase filed as an exhibit to the Schedule TO-A, which includes this additional financial information. Such information is incorporated by reference into the amended Schedule 14D-9.

8.	Please provide us supplementally with the presentation from Duff & Phelps made on February 17, 2014.

The Company has amended its Schedule 14D-9 to disclose the Duff & Phelps analysis included in the presentation made to the board of directors on February 17, 2014. In addition, the Company is supplementally providing this presentation to you. Please note that the Duff & Phelps analysis is applicable only to the Initial Offer Price and not to the Amended Offer Price.

9.	Please disclose whether any of your directors shared the Duff & Phelps presentation, or its substance, with the bidders or whether any of your directors used the substance of that presentation in assisting the bidders determine the amount of the price increase to the original offer price.

To the Company’s knowledge, all of its individual directors acted in their capacity as board members in evaluating the offer. As disclosed, two of the ten members of the Company’s board of directors, Joseph E. (Jeff) Consolino and Vito C. Peraino, are executive officers of AFG, and two additional members, Gary J. Gruber and Donald D. Larson, are executive officers of the Purchaser. Mr. Consolino also serves as a director of AFG, and Messrs. Gruber and Larson also serve as directors of the Purchaser. By nature of these four individuals also serving as directors of the Company, they received the Duff & Phelps presentation. The Company could only speculate as to what information the bidders used in determining the amount of the price increase, and for that reason, any additional disclosure in this regard would be inherently misleading to the Company’s shareholders.

10.	Please revise this section to clarify each time you refer to an individual with functions at both the bidder and the company the capacity in which he acted. We note, for example, that it appears Mr. Consolino was acting both as your director at meetings of the board and as the bidders’ representative in presenting certain bidder information to the company board.

Mr. Consolino presided at all of the relevant meetings of the board of directors in his capacity as the Company’s Chairman of the Board. All members of the board of directors were at all relevant times aware of Mr. Consolino’s positions with AFG, and Mr. Consolino did not in the course of the relevant board meetings provide any additional characterizations of his role or function. Consequently, any additional responsive disclosure would be mere speculation on the part of the Company and would for that reason be inherently misleading to the Company’s shareholders.

11.	We note that Duff & Phelps declined to provide an opinion with respect to the Amended Offer Price because it would need to conduct further due diligence and because the opinion would be outside the scope of its engagement letter. Revise your disclosure to state whether the company offered any assistance to Duff & Phelps in overcoming those obstacles. Did the company offer to amend the engagement letter and make available additional due diligence information? We may have further comment.

Duff & Phelps did not decline to provide an opinion because it would need to conduct further due diligence of the Company. Instead, as disclosed in the Schedule 14D-9, the representative of

Duff & Phelps advised the Company that Duff & Phelps would decline to deliver an opinion as to the fairness, from a financial point of the view, of the Amended Offer Price as to do so would require completion of Duff & Phelps’ own internal due diligence and procedures and, in any case, would be outside the scope of its engagement with the Company. As Duff & Phelps concluded that its engagement was completed upon the delivery of its fairness opinion as to the Initial Offer Price, there was no assistance that the Company could offer to Duff & Phelps in overcoming those obstacles short of entering into a new engagement with, and again paying for, Duff & Phelps to provide another fairness opinion as to the Amended Offer Price, which the Company is not required to obtain by any applicable law of which we are aware.

Reasons for Recommendation

12.	We note your disclosure that this section includes a number of factors that security holders could consider positive or negative “among others.” Please be sure to include all material reasons for your neutral position.

The Company has disclosed all material reasons for the neutral position adopted by the board of directors. In response to your comment and for additional clarification, the Company has revised the Schedule 14D-9 to delete the phrase “including, among others.”

Potentially Positive Factors, pages 7-8

13.	Please tell us, with a view toward revised disclosure, how the reference to the bidders’ Amended Offer Price as their best and final offer is a positive factor.

The board of directors discussed the possibility that a two-dollar price increase from the Initial Offer Price could be considered a positive development for the Company’s shareholders. Since the Purchaser had publicly announced that the offer price would not be further increased, the board of directors had no expectation in making its recommendation that the Company’s shareholders could receive a better price in the offer.

14.	With respect to the second bullet point, please tell us, with a view toward revised disclosure, whether the board conducted, or asked Duff & Phelps to conduct, an analysis of the original offer price to the historical prices of your stock over a longer period than 30 trading days.

The Company believes that Duff & Phelps followed its customary procedures for evaluating transactions of this type. The Company did not request Duff & Phelps to deviate from its customary procedures by conducting an analysis of the Initial Offer Price to the historical prices of the Company’s stock over a longer period than 30 trading days, or in any other fashion.

15.	We note disclosure in Alan Spachman’s Schedule 14D-9 addressing certain changes to the company’s reserve policies and attributing those changes to decisions made by the bidders. Please revise your disclosure here and in the “Background” section to describe the policy changes and who decided to make the changes, their possible effect on the market price of your shares and your consideration of these changes in reaching your decision to remain neutral as to the offer by the bidders.

The Company has advised us that the allegations included in Mr. Spachman’s Schedule 14D-9 regarding the Company’s reserve policies and changes in those policies are without merit. We are advised that the changes were implemented at the initiative of the Company’s management.

The Company reviews loss reserve adequacy and claims adjustment effectiveness monthly and quarterly, focusing management attention on claim reserves with more significant attention being given to case reserves above $100,000. Further, the Company’s reserves are reviewed in the ordinary course of business quarterly and opined upon annually by actuaries from the Purchaser, which has been the case for many years. Reserves are routinely adjusted as additional information becomes known. Management records, on a monthly and quarterly basis, its best estimate of loss reserves.

For purposes of computing the recorded reserves, the Company’s management utilizes various data inputs for loss and loss adjustment expenses reserves, including analysis that is derived from a review of quarterly results performed by actuaries employed by the Purchaser. During the second quarter of 2013, as part of management’s normal analysis of claim frequency and severity development trends relative to historical loss experience, industry loss development trends and the Company’s formal large loss review, management noted an increase in claim severity that was not anticipated in the assumptions underlying management’s best estimate of loss reserves. This was confirmed by the results of the Purchaser’s first quarter actuarial analysis. As a result, management requested the actuaries from the Purchaser to accelerate the timing of their quarterly review of reserves utilizing current period data. Prior to this, management would utilize a review of the prior quarter results performed by the Purchaser’s actuaries with the exception of the quarter ended December 31 where current period data has always been utilized. The change was made by management in response to the increase in claim severity noted by management. This was not the type of change that would typically be brought by management to the attention of the board of the directors or the audit committee prior to management developing its best estimate of reserves. However, the change was discussed with the audit committee (and those members of the board of directors who are not on the audit committee but who attended the audit committee meeting) prior to the finalization and approval by the audit committee of the Company’s second quarter press release.

Additionally, at the same meeting the audit committee approved the filing of the Company’s Form 10-Q for the quarter ended June 30, 2013 after discussion relating to management’s best estimate of loss reserves and the aforementioned change in timing of the Purchaser’s actuarial analysis. Any impact on the Company’s stock price was not a factor considered when management requested the Purchaser to change the timing of their actuarial analysis.

Potentially Negative Factors, pages 8-9

16.	Refer to the second bullet point. The opinion from Duff & Phelps referred to the original offer price, while your recommendation relates to the Amended Offer Price: how did the board consider the opinion in reaching the decision to remain neutral as to the Amended Offer Price?

As disclosed in the Schedule 14D-9, the board of directors received at its February 17 meeting a presentation from representatives of Duff & Phelps concerning the fairness of the Initial Offer Price. After Mr. Consolino had disclosed the Purchaser’s intention to raise the Initial Offer Price to the Amended Offer Price, the board of directors was advised by counsel to the Company that the Duff & Phelps opinion was directed to the Initial Offer Price and did not constitute an opinion as to the Amended Offer Price. The representative of Duff & Phelps made the same point to the board when he rejoined the February 17 meeting. When the board reconvened on February 18, the members were advised that Duff & Phelps would not be rendering an opinion on the Amended Offer Price. When the board reached its decision to remain neutral as to the Amended Offer Price, the members accordingly were aware of the information presented to them by the representatives of Duff & Phelps on February 17, that Duff & Phelps had delivered its opinion that the Initial Offer Price was not fair, that Duff & Phelps had not provided and would not be providing any opinion as to the Amended Offer, and that the positions of the Initial Offer Price and the Amended Offer Price in relation to the range suggested by certain financial analyses performed by Duff & Phelps for purposes of the Opinion as to the Initial Offer Price.

17.	Revise the fourth bullet point to describe how the bidders’ “financial interest in acquiring the shares for the lowest market clearing price that is satisfactory to meet the minimum tender condition may potentially be adverse to the financial interest of the Company’s other shareholders who choose not to tender.”

The Company’s shareholders have an interest in selling their shares at the highest possible price, and the Purchaser has an interest in buying the Company’s shares at the lowest possible price. These interests are inherently in conflict with each other. If the Company’s shareholders choose not to tender in the offer, such shareholders may not receive value for their shares equal to the Amended Offer Price and may be unable to sell their shares at or above the Amended Offer Price. In response to your comment, the Company has revised its Schedule 14D-9 to include this disclosure.

18.	Please clarify that because the minimum tender condition can be waived, it is possible that shareholders not tendering shares may not receive value for their shares equal to the offer price.

The Purchaser has waived the minimum tender condition. The Company has revised its Schedule 14D-9 to include disclosure that shareholders electing not to tender their respective shares of Common Stock pursuant to the offer may not receive value equal to the Amended Offer Price.

19.	Refer to the last bullet point on page 8. We note you disclose that some directors “may” believe that the Amended Offer Price is inadequate. Please clarify supplementally, with a view toward revised disclosure, whether the directors you are referring to stated their position on this point more definitely.

The board of directors voted on a proposal to express no opinion on the offer and to remain neutral rather than on whether the Amended Offer Price was or was not adequate. Mr. Alan R. Spachman appeared unsatisfied with the process of evaluating the offer undertaken by the board. It was not clear at the time that the Company’s Schedule 14D-9 was filed whether or not Mr. Spachman was dissatisfied with the Amended Offer Price. Based on Mr. Alan R. Spachman’s Schedule 14D-9 filed in his individual capacity with the Commission on February 19, 2014 and after the filing of the Company’s Schedule 14D-9, it appears that Mr. Spachman in fact does not believe that the Amended Offer Price is adequate. The Company has disclosed and incorporated Mr. Spachman’s Schedule 14D-9 in the Company’s amended Schedule 14D-9.

20.	We note you list as a negative factor that the recommendation of neutrality was not made by a committee of disinterested directors. We also note that disclosure indicating that certain of your directors requested the formation of a special committee of independent directors to consider the offer. Please disclose in greater detail the consideration you gave to the formation of a special committee of independent directors and disclose the specific reasons why you rejected the proposal relating to such a committee.

Please see the revised disclosure on page [3], in the paragraph which starts “On February 7, 2014, at a duly called….,” included in the Company’s amended Schedule 14D-9. With respect to your comment that the Company disclose the “specific reasons” for the board’s determination regarding a special committee, we note that the board took the actions described in the Schedule 14D-9 after an extensive discussion in which numerous board members participated, as described, but the individual members of the board did not state, nor were they required to state by any applicable law of which we are aware, the subjective reasons for their individual votes on the proposal described.

21.	On a related note, revise the first bullet point on page 9 to describe the significance of the facts described there.

The Company has revised this bullet point to indicate that since the recommendation was made by the board, including directors affiliated with the Purchaser and AFG, rather than a committee consisting solely of disinterested directors, the directors affiliated with the Purchaser and AFG faced potential conflicts in their roles as both the directors of the Company and the affiliates of the Purchaser, which could have impacted their decision to move for and vote for the board remaining neutral on the offer rather than expressing a recommendation for or against the offer.

22.	Revise the second bullet point on page 9 to describe how the form of consideration may not be tax efficient to some of your security holders.

Please see the revised disclosure included in the Company’s amended Schedule 14D-9 which indicates that the cash consideration of the offer may not be tax efficient for some holders of the common stock and that the receipt of cash by shareholders in respect of tendered shares of Common Stock will be a realization event for U.S. federal income tax purposes, and any gain realized may be recognized for U.S. federal income tax purposes

Opinion of Duff & Phelps, pages 9-11

23.	We note that Duff & Phelps relied on your five-year financial projections when conducting its analyses and preparing its opinion. Please revise your description to disclose the financial projections used.

The management five-year financial projections, which are being supplementally provided to you, are simply not reliable enough to be disclosed to the Company’s shareholders. They have low probative value and would be inherently misleading in the hands of shareholders who could be inclined to give them undue weight.

The projections consist of five year projected financial statements for 2014-2018, including projected profit and loss statements, projected balance sheets and projected required capital. They were prepared by the Company’s Chief Financial Officer and her staff for purposes unrelated to the assessment of the offer or any other tender offer. Rather, they were prepared and utilized by management for purposes of internal management analysis of M&A valuation models (where the Company is considering acquiring a business) and for purposes of analyzing excess capital forecasts. They were neither presented to nor approved by the board of directors.

The projections cover the years 2014-2018. The projections for the single year 2014 were based on a detailed budget process and were vetted by management and approved by the board of directors. However, the projections for the four-year period from 2015-2018 were estimates only. They were not prepared as a detailed product, investment or cost center ground-up level. These estimates do not anticipate material changes, as spelled out in the disclaimer to the projections.

The projections were not prepared for public disclosure – the Company labeled them as containing confidential and non-public information. Management provided the projections to Duff & Phelps only upon Duff & Phelps’ request and only after preparing the disclaimers regarding their inherent unreliability. The Company believed that Duff & Phelps, as valuation experts, would understand how much or how little weight to give the projections. The Company is concerned, however, that shareholders who are not valuation experts would be misled if the projections are disclosed to them. The Company is concerned that shareholders would not understand the inherent unreliability of the projections, would not understand the risks and assumptions underlying the projections, would not understand the subjectivity involved and would be inclined to treat the projections (incorrectly) as objectively true, and would give them undue weight in terms of reliability.

The Company does not have a practice of disclosing management projections, and disclosing them now could give the misleading impression to shareholders that they are reliable and material to the offer. Furthermore, management projections are not specifically required to be disclosed by Regulation M-A, which calls only for reports, opinions and appraisals prepared by third parties, not by internal management.

The projections were not prepared to be considered in connection with a tender offer, including the offer, have not been vetted by the board of directors or management of the Company (beyond the persons specifically involved in their preparation), and were expressly not intended for public disclosure. In addition, their disclosure is at issue in currently pending litigation. These projections are unreliable and speculative, the disclosure of which for that reason would be inherently misleading to the Company’s shareholders.

24.	On a related note, describe the analyses conducted by Duff & Phelps in arriving at its opinion. We may have further comment.

The Company has revised its Schedule 14D-9 to describe the analyses conducted by Duff & Phelps in arriving at its opinion. We draw your attention to the fact that the Duff & Phelps analyses are applicable only to the Initial Offer Price and not to the Amended Offer Price as Duff & Phelps did not complete its internal due diligence and procedures, and did not render an opinion, as to the Amended Offer Price.

25.	Please expand disclosure to discuss the role that the Duff & Phelps opinion played in the board’s decision to stay neutral, especially in light of the fact it deemed the offer unfair. In this regard, we note that on February 17, 2014, Duff & Phelps gave a presentation to the board concerning its opinion and its process in preparing that opinion. If any specific items were discussed during this presentation that informed your decision to remain neutral, please disclose and discuss this information.

As disclosed in the Schedule 14D-9, the board of directors received at its February 17 meeting a presentation from representatives of Duff & Phelps concerning the fairness of the Initial Offer Price and discussed the Duff & Phelps opinion. After Mr. Consolino had disclosed the Purchaser’s intention to raise the Initial Offer Price to the Amended Offer Price, the board of directors was advised by counsel to the Company that the Duff & Phelps opinion was directed to the Initial Offer Price and did not constitute an opinion as to the Amended Offer Price. The representative of Duff & Phelps made the same point to the board when he rejoined the February 17 meeting. When the board reconvened on February 18, the members were advised that Duff & Phelps would not be rendering an opinion on the Amended Offer Price.

In response to your comment, the Company has revised the Schedule 14D-9 to indicate that when the board reached its decision to remain neutral as to the Amended Offer Price, the members accordingly were aware of the information presented to them by the representatives of Duff & Phelps on February 17, that Duff & Phelps had delivered its opinion that the Initial Offer Price was not fair, that Duff & Phelps had not provided any opinion as to the Amended Offer, and that the positions of the Initial Offer Price and the Amended Offer Price in relation to the range suggested by certain financial analyses performed by Duff & Phelps for purposes of the Opinion as to the Initial Offer Price.

All material factors discussed by the board have been disclosed in the Schedule 14D-9.

26.	We note your disclosure that the Duff & Phelps opinion “merely states whether the consideration offered in the offer, including the Initial offer Price, is within a range suggested by certain financial analyses.” Please disclose the range you refer to in this sentence.

Please see the additional disclosure regarding the range in the Company’s amended Schedule 14D-9. We draw your attention to the fact that the range relates to the Initial Offer Price only, that the range does not relate to the Amended Offer Price, that Duff & Phelps has not opined and has not performed its internal diligence and procedures as to the Amended Offer Price, and that Duff & Phelps has not constructed the range as to the Amended Offer Price. The Company is disclosing the range only at your request, and such disclosure of the range represents no indication by the Company or Duff & Phelps that the Amended Offer Price is fair or not fair solely based on where it falls within the range. Any conclusion to the contrary would give undue weight to the range.

Item 5, page 11

27.	We note your disclosure on page 2 of the filing that you engaged Duff & Phelps, an “independent financial advisor,” to express its opinion on the fairness of the offer. Please define the term independent as used in this context. Please also ensure that you disclose if you or your affiliates had any pre-existing relationship with Duff & Phelps in this section and if so, disclose the nature of that relationship.

Duff & Phelps is an “independent financial advisor” as it does not have any pre-existing relationship with the Company or its affiliates and, to the Company’s knowledge, the Purchaser. The Company has revised the Schedule 14D-9 to include such disclosure.

Potential Payments to Named Executive Officers in Connection with the Tender Offer, page 14

28.	Please disclose in this section the amount that each of your executive officers and directors would receive for tendering all shares that they currently own in the offer.

The Company has revised this section of the Schedule 14D-9 to disclose the amount that each of its executive officers and directors would receive for tendering all shares that they currently own in the offer.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to any of the foregoing, please contact Thomas A. Aldrich of Thompson Hine LLP at (216) 566-5749.

Respectfully,

/s/ Thomas A. Aldrich

Thomas A. Aldrich

cc:	Arthur J. Gonzales, Vice President, General Counsel and Secretary of National Interstate Corporation